[X] PLEASE MARK VOTES
    AS IN THIS EXAMPLE

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  ASCENT PEDIATRICS, INC.
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Mark box at right if an address change or comment has been noted on
the reverse side of this card.                                        [ ]


RECORD DATE SHARES:

                                                --------------------------------
Please be sure to sign and date this Proxy.     Date
--------------------------------------------------------------------------------


--------Stockholder sign here--------------------Co-owner sign here-------------


1. To approve and adopt an Agreement and Plan of Merger (including the related agreements attached as exhibits) dated as of February 16, 1999 by and between Ascent and Bird Merger Corporation, our wholly owned subsidiary, and the transactions contemplated by these agreements. The merger agreement provides that Bird Merger Corporation will merge into Ascent and that you will receive one depositary share for each share of Ascent common stock that you own, which represents one share of Ascent common stock subject to a call option.

2. To approve the reduction in the exercise price from $4.75 per share to $3.00 per share of warrants to purchase an aggregate of 2,116,958 shares of Ascent common stock issued under the Securities Purchase Agreement dated as of May 13, 1998 by and among Ascent and the purchasers named therein, the sale and issuance to the holders of these warrants of an aggregate of 300,000 shares of Ascent common stock at a price of $3.00 per share and the issuance to an affiliate of some of these holders of 150,000 shares of Ascent common stock in lieu of the payment of certain financial advisory fees, all pursuant to the Second Amendment dated as of February 16, 1999 to the Securities Purchase Agreement and a related amendment to a Financial Services Fee Agreement dated as of May 13, 1998.

3.   To elect the following persons as Class II     For All   With-  For All
     Directors for the ensuing three years:        Nominees   hold    Except

                Robert E. Baldini                    [ ]      [ ]     [ ]
                James L. Luikart
                Alan R. Fox


NOTE: If you do not wish your shares voted "For" a particular nominee, mark the "For All Except" box and strike a line through the name(s) of the nominee(s). Your shares will be voted for the remaining nominees.


4.  To approve the adoption of our 1999               For    Against  Abstain
    Stock Incentive Plan.
                                                      [ ]      [ ]      [ ]


5.  To ratify the selection of                        [ ]      [ ]      [ ]
    PricewaterhouseCoopers LLP as our
    independent auditors for the current
    fiscal year.


In their discretion, the named Proxies are authorized to vote upon the other matters that may properly come before the meeting, or any adjournment thereof.


The shares represented by this proxy will be voted as directed by the undersigned. If no direction is given with respect to any election to office or proposal specified above, this proxy will be voted FOR such election to office or proposal.



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